Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

November 18, 2016

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Financial Gravity Companies, Inc.
Form 8-K
Filed October 12, 2016
File No. 1-34770

Ladies and Gentlemen:

We received your letter dated November 8, 2016 with comments to the referenced Current Report on Form 8-K for Financial Gravity Companies, Inc. (the “Company”), File No. 1-34770.

The Company respectfully requests an extension of time to respond to the Commission’s comments, to Friday, November 25, 2016.

Thank you.

Respectfully,

/s/ John Pollock

Chief Executive Officer